Mail Stop 4561
Via fax (410) 970-7997

August 14, 2009

John V. Moran
Chief Executive Officer
GSE Systems, Inc.
1332 Londontown Blvd
Suite 200
Sykesville, MD 21784

       Re: **GSE Systems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              File no. 1-14785

Dear Mr. Moran:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief